                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CLINTRIALS RESEARCH INC.
                       (Name of Subject Company (Issuer))

                            INDIGO ACQUISITION CORP.
                          a wholly owned subsidiary of

                         INVERESK RESEARCH (CANADA) INC.
                          a wholly owned subsidiary of
                         INVERESK RESEARCH GROUP LIMITED
                       (Name of Filing Persons (Offeror))



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    188767107
                      (CUSIP Number of class of securities)

                                STEWART G. LESLIE
                         INVERESK RESEARCH GROUP LIMITED
                           ELPHINSTONE RESEARCH CENTRE
                         TRANENT, EAST LOTHIAN EH33 2NE
                            SCOTLAND, UNITED KINGDOM
                                 44 1875 614 545

                                 with a copy to:

                               JOHN A. HEALY, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000


  (Name, Address and Telephone No. of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

------------------------------------------- ------------------------------------
       TRANSACTION VALUATION                         AMOUNT OF FILING FEE
          Not Applicable                                Not Applicable

------------------------------------------- ------------------------------------


   |_| Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable          Filing Parties: Not Applicable

Form or Registration No.: Not Applicable          Date Filed:     Not Applicable
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|X|  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


ITEMS 1 - 11.

Not applicable.


ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

Text of Communication to the Employees of Inveresk Research and Clintrials Research Inc. delivered on February 23, 2001.


                          ANNOUNCEMENT TO THE STAFF OF

                 INVERESK RESEARCH AND CLINTRIALS RESEARCH INC.

                                23 FEBRUARY 2001

Inveresk Research and Clintrials Research Inc. announced today that they have signed a definitive merger agreement providing for Inveresk Research's acquisition of all of the shares of Clintrials Research Inc.

The tender offer must now be commenced within seven business days. We anticipate that the offer will remain open for approximately 1 month.

Clintrials Research Inc. is a worldwide contract research organisation headquartered near Research Triangle Park, North Carolina. With approximately 1,400 employees, Clintrials provides contract services in North America and Europe to pharmaceutical, biotechnology and medical device clients.

Inveresk Research is headquartered near Edinburgh, Scotland and is a European provider of contract research services, primarily to the pharmaceutical and biotechnology industries.

Dr Walter Nimmo, Chief Executive of Inveresk Research said today "We are excited by the opportunity offered by the merger of Inveresk Research and Clintrials Research. The businesses are complementary and this will increase services to clients as well as opportunities for staff. The merger will expand the combined group's capacity to carry out global clinical trials."

Contact for information:
Walter S Nimmo, CEO Inveresk Research
Paul J Ottaviano, CEO Clintrials Research
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This memo is confidential to Inveresk Research and Clintrials Research staff. If clients ask about the merger, please share the contents of this memo with them but do not copy the memo itself. In accordance with our normal policy, any further enquiries should be referred to either of the CEOs above. Further information about the merger will be given to staff as soon as it is available. This is likely to be towards the end of the offer period.

THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CLINTRIALS. AT THE TIME THE OFFER IS COMMENCED, INVERESK WILL FILE A TENDER OFFER STATEMENT (INCLUDING RELATED TENDER OFFER DOCUMENTS SUCH AS AN OFFER TO PURCHASE AND A FORM OF LETTER OF TRANSMITTAL FOR SHAREHOLDERS OF CLINTRIALS) WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CLINTRIALS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHAREHOLDERS OF CLINTRIALS ARE URGED TO READ THESE DOCUMENTS BEFORE MAKING A DECISION ABOUT THE OFFER. THE DOCUMENTS FILED BY INVERESK WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV.